UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
     PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2007

DEUTSCHE TELEKOM AG
(Translation of registrant’s name into English)

Friedrich-Ebert-Allee 140
53113 Bonn
Germany
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

This report is deemed submitted and not filed pursuant to the rules and regulations of the Securities and Exchange Commission.

Press Release

 Bellevue, January 28, 2007

T-MOBILE USA SURPASSES 25 MILLION CUSTOMER MILESTONE

•	901,000 net new customers in the fourth quarter of 2006, including 783,000 net new postpay customers
•	Surpassed the milestone of 25 million customers, a 15% increase in customer base during 2006
•	Postpay churn reduced to 2.1% in the fourth quarter of 2006, from 2.3% in the fourth quarter of 2005
•	211,000 net increase in postpay converged device users in the fourth quarter 2006, up from 172,000 in the third quarter 2006

T-Mobile USA, Inc. (“T-Mobile USA“), the U.S. operation of T-Mobile International AG & Co. KG ("T-Mobile International"), the mobile communications subsidiary of Deutsche Telekom AG (“Deutsche Telekom“) (NYSE: DT), today announced fourth quarter and full year 2006 customer results.

“We’re reaching both new and existing customers with breakthrough services like myFaves™ that truly help people stay connected with those who matter most in their lives,” said Robert Dotson, President and Chief Executive Officer for T-Mobile USA, Inc. “In the quarter, we added more than 900,000 new customers – including 783,000 new postpay customers. For the year, we added approximately 3.4 million new customers, helping T-Mobile to surpass the 25 million total customer mark. This performance, along with continued recognition by several independent studies including J.D. Power and Associates

T-Mobile USA
12920 SE 38th Street
Bellevue, Washington 98006
Phone 1-800-318-9270
Internet http://www.T-Mobile.com

demonstrates that T-Mobile USA’s front-line employees continue to get it right when it comes to connecting with and caring for our customers.”

In the fourth quarter of 2006, T-Mobile USA added 901,000 net new customers compared to 802,000 in the third quarter of 2006 and 1.39 million in the fourth quarter of 2005. Net new postpay customer additions amounted to 783,000 in the fourth quarter of 2006, or 87% of total net customer additions, compared to 773,000 in the third quarter of 2006 and 911,000 in the fourth quarter of 2005. Postpay churn was 2.1% in the fourth quarter of 2006, down from 2.3% in the fourth quarter of 2005 and the third quarter of 2006. Blended churn, including both postpay and prepay customers, was 2.9% in the fourth quarter of 2006, the same as the fourth quarter of 2005 and down from 3.0% in the third quarter of 2006.

T-Mobile USA’s data device offering was significantly strengthened during the year with the successful launch of the T-Mobile MDA and SDA in February, the Sidekick 3 in July, the BlackBerry Pearl in September, and the T-Mobile Dash in October. At the end of 2006, T-Mobile USA had almost 1.6 million postpay converged device users, consisting of BlackBerry and T-Mobile Sidekick users. This represents a net increase of almost 211,000 users in the fourth quarter 2006, compared to a net increase of 172,000 users in the third quarter 2006.

For the year ended December 31, 2006, T-Mobile USA added 3.4 million net new customers, compared to 4.4 million net new customers added in 2005. Net postpay customer additions in 2006 amounted to 2.8 million, 83% of the total customer additions in the year – up from 70% in 2005. Postpay customers comprised 85% of T-Mobile USA’s 25 million customer base at the end of 2006.

T-Mobile USA will release fourth quarter and full-year 2006 financial results on March 1, 2007.

SELECTED DATA FOR T-MOBILE USA

(`000)	Y/E 06	Q4 06	Q3 06	Q2 06	Q1 06	Y/E 05	Q4 05

Covered population	239,000	239,000	239,000	238,000	234,000	233,000	233,000
Customers, end of period	25,041	25,041	24,139	23,338	22,725	21,690	21,690
thereof postpay customers	21,211	21,211	20,428	19,656	19,149	18,424	18,424
thereof prepaid customers	3,829	3,829	3,711	3,682	3,576	3,266	3,266
Net customer additions	3,351	901	802	613	1,035	4,375	1,387

Postpay churn	2.2%	2.1%	2.3%	2.2%	2.1%	2.3%	2.3%
Blended churn	2.9%	2.9%	3.0%	2.9%	2.7%	2.9%	2.9%

About T-Mobile USA:

Based in Bellevue, WA, T-Mobile USA, Inc. is a member of the T-Mobile International group, the mobile telecommunications subsidiary of Deutsche Telekom AG (NYSE: DT).

T-Mobile USA’s innovative wireless products and services help empower people to connect effortlessly to those who matter most. T-Mobile USA’s GSM/GPRS 1900 voice and data network, when combined with roaming and other agreements, reaches almost 277 million people in the U.S. In addition, T-Mobile USA operates the largest carrier-owned Wi-Fi (802.11b) wireless broadband (WLAN) network in the country, available in more than 8,200 convenient public access locations nationwide. Multiple independent research studies continue to rank T-Mobile USA highest in wireless customer satisfaction, wireless call quality and wireless customer care in numerous regions throughout the U.S. For more information, visit the company website at www.t-mobile.com.

About T-Mobile International:

T-Mobile International is one of the world’s leading companies in mobile communications. As one of Deutsche Telekom AG’s (NYSE: DT) three strategic business units, T-Mobile International concentrates on the key markets in Europe and the United States.

By the end of the fourth quarter of 2006, more than 106 million mobile customers were served by the mobile segment of the Deutsche Telekom group, all over a common technology platform based on GSM, the world’s most widely used digital wireless standard.

For more information about T-Mobile International, please visit www.t-mobile.net. For further information on Deutsche Telekom, please visit www.telekom.de/investor-relations.

Press Contacts:	Investor Relations Contacts:

Stefan Zuber	Investor Relations Bonn
T-Mobile International	Deutsche Telekom
+49 228.936.15502	+49 228.181.88880

Andreas Leigers	Nils Paellmann
Deutsche Telekom	Investor Relations New York
+49 228.181.4949	Deutsche Telekom
+1 212.424.2951
+1 877.DT SHARE (toll-free)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG

By:	/s/ ppa. Guido Kerkhoff
	Name:	Guido Kerkhoff
	Title:	Senior Executive Vice President Chief Accounting Officer

Date: January 29, 2007